UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Included herewith is a press release issued today by Alcatel-Lucent regarding a financing. Certain important information, including about the company, being shared with the lenders is available on the company’s website at http://www.alcatel-lucent.com/lidec12 under the heading “2012 Lender Information.”

ALCATEL-LUCENT CONFIRMS MULTI-YEAR FINANCING COMMITMENTS

•	Fully-Committed Euro 1.615 billion senior secured credit facilities underwritten by Credit Suisse AG and Goldman Sachs Bank USA

•	Provides Stabilization and Enhances Alcatel-Lucent’s liquidity profile

•

Loan Facility provides flexibility to optimize its business and capital structure in conjunction with the previously announced Performance Program which is underway (€1,250 mm in cost reductions expected by year-end 2013)

Paris, December 14, 2012 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced it entered into commitments with Credit Suisse AG and Goldman Sachs Bank USA for Euro 1.615 billion in senior secured credit facilities.

Commenting on the initiatives, Ben Verwaayen, CEO Alcatel-Lucent, said: “Today’s announcement of a multi-year financing commitment allows Alcatel-Lucent to operate and adapt our business in a manner which is appropriate in today’s markets. The proceeds from the new financing will be used to effectively extend our maturity profile over the next several years and provide additional flexibility to finalize our previously announced Performance Program priorities, including the Euro 1.25 billion cost reduction target and the exiting or restructuring of unprofitable Managed Services contracts and geographic markets. We will take advantage of the flexibility provided by this new financing in order to aggressively look at all options to drive long-term sustainable profitability, enhance our strategic positioning and improve our balance sheet.”

It is expected that Alcatel-Lucent USA, an Alcatel-Lucent subsidiary, will be the borrower and Alcatel-Lucent and some of its material subsidiaries will be guarantors. The senior secured credit facilities, as contemplated, are expected to be denominated in U.S. dollars and in euros, and will have maturities of three and a half to six years. It is expected that the facilities will be secured by, among other things, the intellectual property portfolio of Alcatel-Lucent.

The commitment parties have the right to syndicate all or a portion of their respective commitments with respect to the financing but may not assign their obligation to fund. Certain terms of the financing are subject to change in connection with such syndication, targeted to complete in January 2013 The commitment is subject to customary closing conditions including the negotiation of definitive documentation regarding the financing and there not having occurred any material adverse change in our business.

Information Shared with Lenders

Certain important information, including about the company, being shared with the lenders is available on the company’s website at http://www.alcatel-lucent.com/lidec12 under the heading “2012 Lender Information.” In materials provided to lenders Alcatel-Lucent targets for 2015 a gross margin in the range of 35% to 37% and an adjusted operating margin of 6% to 9%.

Notes

“Gross margin” is the sales price less cost of goods sold. “Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33 (0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33 (0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “maintain”, “plans,” “believes,” “estimates,” “continue,” “reach,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to cost containment measures generating expected savings, and the economic climate in the world in general, and in Europe in particular with the euro crisis. These risks and uncertainties are also based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment (including our ability to defend ourselves in infringement suits), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need or a tight market for commodity components, the social, political and economic risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where we are most active, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2012

By:	/s/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer